SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Bluerock High Income Institutional Credit Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	1345 Avenue of the Americas, 32nd Floor, New York, New York 10105

TELEPHONE NUMBER:	(212) 843-1601

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY Corporation Trust Center, 1209 Orange St. Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of New York and State of New York on this 4th day of January 2022.

BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND

This notice of registration has been signed below by the following persons in their respective capacities and on the date noted.

Name	Title	Date
/s/ Ramin Kamfar	Sole Initial Trustee	January 4, 2022
/s/ Simon Adamiyatt	Treasurer and Principal Financial Officer	January 4, 2022
/s/ Jordan Ruddy	President and Principal Executive Officer	January 4, 2022

Attest:

/s/ Jason Emala
Jason Emala
Secretary